UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G/A
(Amendment No. 9)
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1(b), (c) AND (d)
AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(b)

UNDER THE SECURITIES EXCHANGE ACT OF 1934

RiT Technologies Ltd.
(Name of Issuer)

Ordinary Shares, par value NIS 0.10 per share
(Title of Class of Securities)

M8215N 10 9
(Cusip Number)

June 12, 2008
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing of this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	NAMES OF REPORTING PERSONS Zohar Zisapel
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC Use Only
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 100,893 Ordinary Shares*
	6.	SHARED VOTING POWER -0-
	7.	SOLE DISPOSITIVE POWER 100,893 Ordinary Shares*
	8.	SHARED DISPOSITIVE POWER -0-
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 100,893 Ordinary Shares*
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.7%**
12.	TYPE OR REPORTING PERSON IN

*Includes warrants exercisable into 100,893 Ordinary Shares.

** Based on 14,782,467 Ordinary Shares outstanding as of March 27, 2008 (includes the warrants exercisable into 100,893 Ordinary Shares).

Item 1(a).	Name of Issuer

RiT Technologies Ltd. (the “Issuer”)

Item 1(b).	Address of Issuer’s Principal Executive Offices

24 Raoul Wallenberg Street
Tel Aviv, 69719, Israel

Item 2(a).	Name of Person Filing

Zohar Zisapel (the “Reporting Person”)

Item 2(b).	Address of Principal Business Office or, if None, Residence

24 Raoul Wallenberg Street
Tel Aviv, 69719, Israel

Item 2(c).	Citizenship

Israel

Item 2(d).	Title of Class of Securities

This statement relates to Ordinary Shares, par value NIS 0.10 per share (hereinafter referred to as “Ordinary Shares”).

Item 2(e).	CUSIP Number

M8215N 10 9

Item 3.	Identification of Persons Filing Pursuant to § 240.13d-1(b) or § 240.13d-2(b) or (c)

Not Applicable.

Item 4.	Ownership

    (a)        Amount beneficially owned: Warrant exercisable into 100,893 Ordinary Shares (held by Lomsha Ltd., a company controlled by the reporting person).

    (b)        Percent of class: 0.68% (Based on 14,782,467 Ordinary Shares outstanding as of March 27, 2008 (includes the warrants exercisable into 100,893 Ordinary Shares).

    (c)        Number of shares as to which the person has:

        (i) Sole power to vote or to direct the vote: 100,893 Ordinary Shares

        (ii) Shared power to vote or to direct the vote: 0

        (iii) Sole power to dispose or to direct the disposition of: 100,893 Ordinary Shares

        (iv) Shared power to dispose or to direct the disposition of: 0

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5% of the class of securities, check the following ☒.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

Not Applicable.

Item 8.	Identification and Classification of Members of the Group

Not Applicable.

Item 9.	Notice of Dissolution of Group

Not Applicable.

Item 10.	Certification

Not Applicable.

SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 18, 2008

By: /s/ Zohar Zisapel —————————————— Zohar Zisapel